EXHIBIT 99.1

NXT Energy Solutions to Present at The MicroCap Conference in Toronto

CALGARY, Alberta, June 15, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD) (OTC QB:NSFDF) is pleased to announce that it will present at The MicroCap Conference being held in Toronto on June 21, 2018.  Jakub Brogowski, Vice President Finance and Chief Financial Officer of NXT, will be providing a presentation and meeting with investors attending the Conference.

Event: Date: Time: Location:	The MicroCap Conference Thursday, June 21, 2018 1:00 pm to 1:30 pm Local Time Sheraton Centre, Toronto, Canada

The live presentation will also be available via webcast and can be accessed by the following link: http://wsw.com/webcast/microcapconf7/nsfdf/.

NXT’s webcast will be archived for 100 days following the Conference if you are unable to listen to the live presentation.

Investors interested in meeting with NXT Energy Solutions Inc. should contact Jakub Brogowski, CFO at jbrogowski@nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz President & CEO +1-403-206-0800 nxt_info@nxtenergy.com www.nxtenergy.com	Mr. Jakub Brogowski Chief Financial Officer +1-403-206-0807 nxt_info@nxtenergy.com www.nxtenergy.com